Exhibit 99.1

SOUTHERN DIVERSIFIED TIMBER, LLC
Financial Statements
December 31, 2015 and 2014
(With Independent Auditors' Report Thereon)

Independent Auditors’ Report

The Members
Southern Diversified Timber, LLC:

We have audited the accompanying financial statements of Southern Diversified Timber, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, members’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Diversified Timber, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
February 16, 2016

SOUTHERN DIVERSIFIED TIMBER, LLC
Balance Sheets
December 31, 2015 and 2014
(Dollar amounts in thousands)
Assets	2015	2014
Current assets:
Cash	$31,056	29,681
Accounts receivable from related party	806	1,256
Accounts receivable	28	22
Prepaid expenses	103	120
Related-party interest receivable (note 5)	7,379	7,379
Timber and timberlands held for sale, net (note 4)	—	16,828
Total current assets	39,372	55,286
Timber, timber lease rights, timberlands, and other, net (note 4)	658,518	674,493
Equipment	965	911
Less accumulated depreciation	(741)	(648)
Total equipment, net	224	263
Total assets	$698,114	730,042
Liabilities and Members’ Equity
Current liabilities:
Accrued preferred return to related party (note 6)	$16,269	16,269
Other current liabilities	1,566	1,323
Deferred revenue	1,064	1,077
Total current liabilities	18,899	18,669
Commitments and contingencies (notes 3 and 4)
Member’s temporary equity:
Member’s capital – TCG Member (Common Interest)	710,772	743,272
Member’s permanent equity (deficit):
Member’s capital – PC Member (Common Interest)	71,078	74,328
Member’s capital – PC Member (Preferred Interest)	704,700	704,700
Member’s capital – PC Member (Income Allocable to Preferred
Interest)	378,118	319,031
Member’s capital – PC Member (Preferred Return)	(402,453)	(346,958)
Related-party note receivable (note 5)	(783,000)	(783,000)
Total member’s permanent equity (deficit)	(31,557)	(31,899)
Total liabilities, member’s temporary equity,
and member’s permanent equity (deficit)	$698,114	730,042
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Operations
Years ended December 31, 2015, 2014, and 2013
(Dollar amounts in thousands)
	2015	2014	2013
Revenues:
Stumpage sales to related party	$19,004	20,018	15,492
Other revenue	2,215	2,196	2,114
Total revenues	21,219	22,214	17,606
Operating costs:
Timber lease expense	947	634	646
Depreciation, depletion, and amortization	13,731	18,115	14,871
Selling, general, and administrative expenses	6,537	7,250	7,180
Loss (gain) on sale of timberlands and other	(1,337)	13	(1,003)
Operating income (loss)	1,341	(3,798)	(4,088)
Interest income on related-party note
receivable (note 5)	57,746	57,746	57,746
Net income before allocation to
preferred and common interest	59,087	53,948	53,658
Net income allocable to preferred interest (note 6)	(59,087)	(53,948)	(53,658)
Net income allocable to
common interest	$—	—	—
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Members’ Equity (Deficit)
Years ended December 31, 2015, 2014, and 2013
(Dollar amounts in thousands)
	Member’s
	permanent	Member’s
	equity (deficit)	temporary
	(note 6)	equity (note 6)
Balance at December 31, 2012	(26,425)	764,182
Net income allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	53,658	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(1,045)	—
Distribution – TCG Member	—	(10,455)
Distributions in excess of allocated earnings	(2,882)	(10,455)
Balance at December 31, 2013	(29,307)	753,727
Net income allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	53,948	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(1,045)	—
Distribution – TCG Member	—	(10,455)
Distributions in excess of allocated earnings	(2,592)	(10,455)
Balance at December 31, 2014	$(31,899)	743,272
Net income allocable to preferred interest:
Member’s capital – PC Member (Preferred Interest)	59,087	—
Member’s capital – PC Member (Preferred Interest Distributed)	(55,495)	—
Distribution – PC Member	(3,250)	—
Distribution – TCG Member	—	(32,500)
Distributions of (in excess of) allocated earnings	342	(32,500)
Balance at December 31, 2015	$(31,557)	710,772
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Statements of Cash Flows
Years ended December 31, 2015, 2014, and 2013
(Dollar amounts in thousands)
	2015	2014	2013
Cash flows from operating activities:
Net income before allocation to preferred
and common interest	$59,087	53,948	53,658
Adjustments to reconcile net income before
allocation to preferred and common interest
to cash provided by operating activities:
Depreciation, depletion, and amortization	13,731	18,115	14,871
Loss (gain) on sale of timberlands and other	(1,337)	13	(1,003)
Changes in operating accounts:
Accounts receivable from related party	450	(118)	(802)
Accounts receivable	(6)	78	(64)
Prepaid expenses	17	12	64
Other current liabilities	243	(621)	256
Deferred revenue	(13)	8	68
Net cash provided by
operating activities	72,172	71,435	67,048
Cash flows from investing activities:
Proceeds from timberland and other sales	22,350	2,281	5,386
Timber and equipment additions	(1,902)	(2,403)	(2,617)
Net cash provided by (used in)
investing activities	20,448	(122)	2,769
Cash flows from financing activities:
Cash distribution for preferred return	(55,495)	(55,495)	(55,495)
Cash distribution – PC Member	(3,250)	(1,045)	(1,045)
Cash distribution – TCG Member	(32,500)	(10,455)	(10,455)
Net cash used in financing activities	(91,245)	(66,995)	(66,995)
Net change in cash and
cash equivalents	1,375	4,318	2,822
Cash, beginning of year	29,681	25,363	22,541
Cash, end of year	$31,056	29,681	25,363
See accompanying notes to financial statements.

SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

(1)	Organization, Nature of Operations, and Basis of Presentation

(a)	Organization
Southern Diversified Timber, LLC (SDT or the Company) is a Delaware limited liability company formed on October 1, 2008. SDT owns approximately 426,000 acres of timberlands throughout Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. SDT’s members are Plum Creek Timber Operations I, LLC (PC Member) and TCG Member, LLC (TCG Member). SDT is managed by TCG/Southern Diversified Manager, LLC, which is owned by Campbell Global, LLC (CG).
TCG Member is a Delaware limited liability company formed on October 1, 2008 for the principal purpose of investing in SDT.
PC Member is a Delaware limited liability company and is owned 99% by Plum Creek Timberlands, L.P., and 1% by Plum Creek Timber Operations II, Inc., both of which are owned by Plum Creek Timber Company Inc., a publicly traded REIT.
TCG Member contributed $783,000 in cash to SDT in exchange for a 90.91% Common Interest. PC Member contributed timber, timber lease rights, and timberlands to SDT valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. PC Member’s contribution was recorded at fair value.

(b)	Nature of Operations
SDT sells all of its timber pursuant to a Timber Harvest Agreement (the Harvest Agreement) with Southern Diversified LogCo, LLC (LogCo), a Delaware limited liability company. LogCo sells the harvested timber on the open market. CG is the sole member of LogCo.

(c)	Basis of Presentation
The financial statements of SDT as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 include only the accounts of SDT.
The Company has performed a review for subsequent events through February 16, 2016, which is the date the financial statements were available to be issued.

(d)	Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include depletion.

(b)	Revenue Recognition
Stumpage Sales
Title and risk of loss from stumpage sales transfer to the buyer as the trees are cut. Revenue is recognized as timber is harvested. The buyer is typically responsible for all logging and hauling costs. The Company, in order to maintain capital gain treatment under Internal Revenue Code Section 631(b), and avoid unrelated business taxable income for certain partners, retains an economic interest in the timber until it is harvested.
All accounts receivable are trade receivables that have been billed. There was no allowance for doubtful accounts at December 31, 2015 and 2014.
Hunting Lease Income
The Company receives payment for hunting leases in advance. The revenue is recognized ratably over the term of the hunting leases, which is typically one year. The Company recognized $2,118, $2,127, and $2,006, of hunting lease income during the years ended December 31, 2015, 2014, and 2013, respectively, which is included in other revenue in the accompanying statements of operations. The Company had $1,060 and $1,071 of deferred revenue related to hunting leases at December 31, 2015 and 2014, respectively.

(c)	Cash
Cash includes cash on hand in bank accounts.

(d)	Concentration of Credit Risk
The Company is subject to credit risk through cash balances, accounts receivable, and notes receivable. The Company restricts investment of cash balances to high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit.

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

For the years ended December 31, 2015, 2014, and 2013, LogCo, a related party of the Company, accounted for 90%, 90%, and 88% of revenue, respectively. As of December 31, 2015 and 2014, LogCo accounted for 91% and 98% of accounts receivable outstanding, respectively.
As of December 31, 2015 and 2014, the Company had an outstanding note receivable of $783,000, plus accrued interest, which is owed by Plum Creek Ventures I, LLC, a related party of the Company.

(e)	Timber, Timber Lease Rights, Timberlands, and Other
Timber, timber lease rights, and logging roads are stated at cost less depletion for timber previously harvested and accumulated amortization related to lease rights and roads. Amortization of logging roads and lease rights, and depletion of timber harvested, are determined based on the volume of timber harvested in relation to the amount of estimated recoverable timber. The Company estimates its timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types, and other information-gathering techniques. These estimates are updated annually and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively. Changes in these estimates have no impact on the reported cash flow.
Hunting leases are stated at acquisition cost and are a nonamortizable intangible asset.

(f)	Equipment
Equipment, including additions and improvements that add to productive capacity or extend useful life, is recorded at cost. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected in earnings.
Depreciation is calculated on equipment for financial reporting purposes using the straight-line method and is based on an estimated useful life of three years. Depreciation expense for the years ended December 31, 2015, 2014, and 2013 was $121, $139, and $155, respectively.

(g)	Impairment of Long-Lived Assets
The Company reviews its long-lived assets, primarily timber, timber lease rights, hunting leases and timberlands, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company compares the carrying value of the assets with the asset’s expected future undiscounted cash flows. If the carrying value of the assets exceeds the expected future cash flows, impairment exists, which is measured by the excess of the carrying value over the fair value of the assets. The Company has also performed a qualitative analysis over its hunting leases and determined that no triggering event has occurred. The Company recognized no impairment losses for the years ended December 31, 2015, 2014, and 2013.

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

(h)	Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The Company does not have any assets or liabilities that are measured at fair value.

The carrying values of all current assets (except Timber and timberlands held for sale, net) and current liabilities at December 31, 2015 approximate their fair values due to their short maturity, less than one year.

(i)	Income Taxes
The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will be sustained by the applicable tax authority. Tax years that remain subject to examination are years 2008 and forward.
SDT is a limited liability company and, accordingly, is not liable for federal, state, or local income taxes since income or loss is reported on the separate tax returns of TCG Member and PC Member (the Members). The informational returns of the Company are potentially subject to audit along with the tax returns of the Members for the years remaining subject to audit. The Company has determined that there is no tax liability resulting from unrecognized tax benefits related to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2015.

(j)	Timber Harvest Agreement
The Harvest Agreement permits LogCo, a related party, to purchase all of the SDT’s yearly harvest offering at values that approximate market. LogCo purchased $19,004, $20,018, and $15,492 (1,397,678 tons, 1,506,426 tons, and 1,337,509 tons) of timber from SDT under the Harvest Agreement for the years ended December 31, 2015, 2014, and 2013, respectively. The Harvest Agreement expires on September 30, 2018 but can be terminated upon certain defaults by SDT or LogCo.

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

(k)	Comprehensive Income
Comprehensive income is equal to net income for the years ended December 31, 2015, 2014 and 2013. As such, no separate statement of comprehensive income has been presented.

(3)	Property Management Agreement
On October 1, 2008, the Company entered into a Property Management Agreement with CG whereby CG and its affiliates provide all operational and administrative services for the Company. Services provided by CG include all forest management activities, management of the Harvest Agreement, and accounting services for all receipts and expenses of the Company. Under the terms of the Property Management Agreement, the Company reimburses CG for all reasonable costs and expenses incurred in connection with the performance of services under the Property Management Agreement.
These expenses totaled $961, $914 and $915 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in selling, general, and administrative expenses on the accompanying statements of operations.

(4)	Timber, Timber Lease Rights, Timberlands, and Other

(a)	Timber and Timberlands - Held and Used
On October 1, 2008, TCG Member and PC Member formed SDT. PC Member contributed 454,000 acres of timberland in Oklahoma, Arkansas, Georgia, North Carolina, South Carolina, and Mississippi. As of December 31, 2015 and 2014, timber and timberlands held and used consisted of approximately 426,000 acres as follows:

	2015	2014
Timber	$403,191	$401,981
Timberlands, roads, and hunting leases	340,026	343,625
Accumulated depletion	(101,648)	(89,966)
Timber lease rights, net	16,949	18,853
Timber, timber lease rights, timberlands, and
other, net	$658,518	674,493

The value of timber lease rights in the above table is shown net of accumulated amortization recognized since inception as timber is harvested and as leases expire or are terminated.
Depletion expense for the years ended December 31, 2015, 2014, and 2013 was $11,682, $15,423, and $12,468, respectively.

(b)	Timber and Timberlands - Held for Sale
During 2014, the Company initiated an active marketing plan to sell timberlands in Arkansas. In December 2014 the Company entered into a contract with a buyer and the sale subsequently closed on February 12th 2015. The subject property was approximately 10,000 acres of fee timber which was about 10% of what

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

was known as the Crossett tree farm. The assets associated with the subject property were reflected as current assets in the accompanying balance sheet at December 31, 2014 at the assets’ carrying value, which was less than the estimated fair value less costs to sell.

	2015	2014
Timber	$—	7,451
Timberlands and hunting leases	—	9,377
Timber and timberlands held for sale, net	$—	16,828

(c)	Timber Lease Rights
Approximately 14,000 of the 426,000 acres of the Company’s timberlands are under timber leases with individual landowners. These leases give the Company the right to grow and harvest timber on the third-party owned lands. The Company has several noncancelable operating leases that generally expire between 2016 and 2031. The lease rates were substantially below current market, and therefore, the value of these favorable lease rates was capitalized as part of the original purchase price.
Minimum lease payments under operating leases are recognized as incurred.
Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

2016	$237
2017	197
2018	175
2019	175
2020	175
Thereafter	260
$1,219

Lease expense related to the timber leases was $947, $634, and $646 for the years ended December 31, 2015, 2014, and 2013, respectively.

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SOUTHERN DIVERSIFIED TIMBER, LLC
Notes to Financial Statements
December 31, 2015, 2014 and 2013
(Dollar amounts in thousands)

(5)	Related-Party Note Receivable
The Company made a loan in the principal amount of $783,000 to Plum Creek Ventures I, LLC (the Borrower), which is a separate limited liability company and is not owned directly or indirectly by PC Member. The maturity date of the loan is October 1, 2018, with an optional two-year extension. The note is guaranteed by Plum Creek Timber Company, Inc. The loan is secured by the Borrower’s interest in Plum Creek Timberlands, L.P. The loan bears interest at a fixed rate of 7.375% per annum, and interest is payable on February 15, May 15, August 15, and November 15 of each year. For the years ended December 31, 2015, 2014, and 2013, the Company recorded interest income on the related-party note receivable of $57,746 each year. As of December 31, 2015 and 2014, the Company has accrued interest income of $7,379 in both years, which has been reflected as related-party interest receivable on the accompanying balance sheets.

(6)	Members’ Equity
TCG Member and PC Member are the members of SDT. TCG Member contributed $783,000 of cash to SDT for a 90.91% Common Interest in SDT. PC Member contributed timber, timber lease rights, and timberlands valued at $783,000 in exchange for a 9.09% Common Interest and a Preferred Interest with a Priority Amount of $704,700 and with a Base Preferred Return of 7.875% per annum on the outstanding Priority Amount. Preferred dividends are due on March 15 and September 15 of each year. For any preferred dividends that become past due, the Base Preferred Return will be increased by 3% per annum until paid. As of December 31, 2015 and 2014, the Company had accrued a preferred dividend payable to PC Member of $16,269 in both years. No distributions can be made on the common interests until all current period and prior period Preferred Returns have been paid. The earnings of the Company are first allocated to the preferred interest to the extent of the Preferred Return and any remaining earnings are then allocated pro rata among the common interests.
PC Member retains certain protective rights that require its consent before the Company can take certain actions. For example, without PC Member’s consent and subject to certain exceptions, the Company generally cannot sell properties, incur indebtedness, file for bankruptcy, or enter into contracts with affiliates, which are not arm’s length.
SDT can only be liquidated with the consent of both PC Member and TCG Member. However, upon the ninth anniversary of SDT, PC Member has the right for a six-month period to cause SDT to redeem the common interest of TCG Member. Additionally, TCG Member has a similar redemption right after the seventh anniversary for a six-month period (October 1, 2015 to March 31, 2016). In 2016, PC Member agreed to extend TCG Member’s redemption right through June 30, 2016 (October 1, 2015 to June 30, 2016). TCG Member is evaluating whether or not to exercise the redemption right. As of the date the financial statements were available to be issued, no decision had been made. The redemption value of the Member’s Interest being redeemed would be based on such Member’s capital account balance as adjusted per the LLC Agreement of SDT. The Common Interest held by TCG Member is classified as temporary equity on the accompanying balance sheets due to these redemption rights.